UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 19, 2011

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

Issued by:	BHP Billiton Plc

Date:	19 October 2011

To:	London Stock Exchange

cc:	JSE Limited New York Stock Exchange

For Release:	Immediately

Contact:	Geof Stapledon +44 (0) 20 7802 4176

BHP Billiton Plc – Annual Information Update

BHP Billiton Plc (‘the Company’) announces that, in accordance with the requirements of Prospectus Rule 5.2, the information set out in Appendix 1 to this Update has been published or made available to the public over the twelve months to 19 October 2011 in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets. This Update is made pursuant to Prospectus Rule 5.2 and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained therein (except as expressly set out therein). The information referred to below is not necessarily up to date as at the date of this Update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this Update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

APPENDIX 1

1.	Regulatory announcements

The following announcements were made via a Regulatory Information Service on the dates indicated. Copies of these announcements can be viewed on the London Stock Exchange’s (LSE) website at www.londonstockexchange.co.uk under code BLT and on the Company’s website at www.bhpbilliton.com.

The Company has a secondary listing on JSE Limited (JSE) and the Company’s ADRs are listed on the New York Stock Exchange (NYSE). The announcements were also submitted to the JSE’s Stock Exchange News Service (SENS) under code BIL and the US Securities and Exchange Commission (SEC) under code BBL.

Date of publication	Description	LSE	NYSE	JSE	SEC

20/10/2010	BHP Billiton Finance Limited - Annual Report 2010 (UKLA submission)	✓		✓
20/10/2010	BHP Billiton Finance Plc - Annual Report 2010 (UKLA submission)	✓		✓
20/10/2010	BHP Billiton Production Report for the Quarter Ended 30 Sept 2010	✓	✓	✓	✓
20/10/2010	BHP Billiton Exploration and Development Report for the Quarter Ended 30 Sept 2010	✓	✓	✓	✓
20/10/2010	BHP Billiton Finance Limited - Publication of Prospectus (EMTN)	✓		✓
20/10/2010	BHP Billiton Finance Plc - Publication of Prospectus (EMTN)	✓		✓
21/10/2010	BHP Billiton Plc AGM - Chairman and CEO Speeches	✓	✓	✓	✓
04/11/2010	BHP Billiton Notes Announcement by Canadian Minister of Industry	✓	✓	✓	✓
15/11/2010	BHP Billiton Withdraws Offer for PotashCorp/Reactivates Buy-back Program	✓	✓	✓	✓
16/11/2010	BHP Billiton Limited AGM Speeches	✓	✓	✓	✓
16/11/2010	Results of BHP Billiton’s 2010 AGMs	✓	✓	✓	✓
17/11/2010	BHP Billiton Approves Additional Rapid Growth Project Funds	✓	✓	✓	✓
17/11/2010	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
18/11/2010	BHP Billiton Plc - Transaction in Shares #1	✓	✓	✓	✓
18/11/2010	BHP Billiton Plc - Transaction in Shares #2	✓	✓	✓	✓
19/11/2010	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
23/11/2010	BHP Billiton Plc - Transaction in Shares #1	✓	✓	✓	✓
23/11/2010	BHP Billiton Plc - Transaction in Shares #2	✓	✓	✓	✓
24/11/2010	Notice of Change of Director’s Interests - C Hewson	✓	✓	✓	✓
24/11/2010	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
25/11/2010	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
26/11/2010	Notice of Change of Director’s Interests - A Boeckmann	✓	✓	✓	✓
29/11/2010	BHP Billiton Plc - Transaction in Shares #1	✓	✓	✓	✓
29/11/2010	BHP Billiton Plc - Transaction in Shares #2	✓	✓	✓	✓
01/12/2010	BHP Billiton Plc - Transaction in Shares #1	✓	✓	✓	✓
01/12/2010	BHP Billiton Plc - Transaction in Shares #2	✓	✓	✓	✓
01/12/2010	BHP Billiton Plc - Total Voting Rights	✓	✓	✓	✓

Date of publication	Description	LSE	NYSE	JSE	SEC

01/12/2010	Notice of Change of Director’s Interests - J Nasser	✓	✓	✓	✓
07/12/2010	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
08/12/2010	Notice of Change of Interests - A Calderon	✓	✓	✓	✓
08/12/2010	Notice of Change of Interests - A Vanselow	✓	✓	✓	✓
08/12/2010	Notice of Change of Interests - K Wood	✓	✓	✓	✓
08/12/2010	Notice of Change of Director’s Interests - M Kloppers	✓	✓	✓	✓
08/12/2010	Notice of Change of Interests - M Yeager	✓	✓	✓	✓
08/12/2010	Notice of Change of Interests - M Randolph	✓	✓	✓	✓
08/12/2010	Notice of Change of Interests - A Mackenzie	✓	✓	✓	✓
08/12/2010	BHP Billiton Plc - Transaction in Shares #1	✓	✓	✓	✓
08/12/2010	BHP Billiton Plc - Transaction in Shares #2	✓	✓	✓	✓
09/12/2010	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
10/12/2010	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
13/12/2010	BHP Billiton Board Appointment	✓	✓	✓	✓
13/12/2010	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
15/12/2010	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
16/12/2010	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
17/12/2010	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
23/12/2010	BHP Billiton Plc - Continuation of Purchases in Close Period	✓	✓	✓	✓
04/01/2011	BHP Billiton Plc - Total Voting Rights	✓	✓	✓	✓
05/01/2011	Notice of Change of Director’s Interests - M Kloppers	✓	✓	✓	✓
05/01/2011	Notice of Initial Interests of Director - S Vadera	✓	✓	✓	✓
05/01/2011	BHP Billiton Plc - Transaction in Shares #1	✓	✓	✓	✓
05/01/2011	BHP Billiton Plc - Transaction in Shares #2	✓	✓	✓	✓
06/01/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
10/01/2011	BHP Billiton Plc - Transaction in Shares #1	✓	✓	✓	✓
10/01/2011	BHP Billiton Plc - Transaction in Shares #2	✓	✓	✓	✓
12/01/2011	BHP Billiton Plc - Transaction in Shares #1	✓	✓	✓	✓
12/01/2011	BHP Billiton Plc - Transaction in Shares #2	✓	✓	✓	✓
13/01/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
14/01/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
17/01/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
18/01/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
19/01/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
20/01/2011	BHP Billiton Approves Revised Costs for Kipper and Turrum Petroleum Projects	✓	✓	✓	✓
20/01/2011	BHP Billiton Production Report for Half Year Ended 31 December 2010	✓	✓	✓	✓
20/01/2011	BHP Billiton Exploration & Development Report for Quarter Ended 31 December 2010	✓	✓	✓	✓
20/01/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
21/01/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
24/01/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
25/01/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
26/01/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
27/01/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓

Date of publication	Description	LSE	NYSE	JSE	SEC

28/01/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
31/01/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
01/02/2011	BHP Billiton Plc - Total Voting Rights	✓	✓	✓	✓
01/02/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
02/02/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
03/02/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
04/02/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
07/02/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
08/02/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
10/02/2011	BHP Billiton Plc - Transaction in Shares #1	✓	✓	✓	✓
10/02/2011	BHP Billiton Plc - Transaction in Shares #2	✓	✓	✓	✓
11/02/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
14/02/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
15/02/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
16/02/2011	BHP Billiton Results for Half Year Ended 30 December 2010	✓	✓	✓	✓
16/02/2011	BHP Billiton Half Year Results Presentation (UKLA submission)	✓		✓
22/02/2011	BHP Billiton Announced Acquisition of Chesapeake’s Fayetteville USA Shale Assets	✓	✓	✓	✓
22/02/2011	BHP Billiton Announces an Off-Market Buy-Back of BHP Billiton Limited Shares	✓	✓	✓	✓
22/02/2011	BHP Billiton Fayetteville Acquisition Presentation (UKLA submission)	✓		✓
25/02/2011	Notice of Change of Director’s Interests - Boeckmann	✓	✓	✓	✓
25/02/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
28/02/2011	Notice of Change of Interest - Randolph	✓	✓	✓	✓
28/02/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
01/03/2011	BHP Billiton Plc - Total Voting Rights	✓	✓	✓	✓
01/03/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
02/03/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
03/03/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
04/03/2011	Notice of Dividend Currency Exchange Rate (South African Rand)	✓		✓
04/03/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
07/03/2011	BHP Billiton Limited - Off-Market Buy-Back Booklet	✓	✓	✓	✓
07/03/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
08/03/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
09/03/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
10/03/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
11/03/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
14/03/2011	BHP Billiton - Notice of Interim Dividend Currency Exchange Rates	✓	✓	✓	✓
14/03/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
15/03/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
16/03/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
17/03/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
18/03/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓

Date of publication	Description	LSE	NYSE	JSE	SEC

23/03/2011	BHP Billiton - Notice of Board Changes	✓	✓	✓	✓
24/03/2011	BHP Billiton - Further Growth at WA Iron Ore	✓	✓	✓	✓
24/03/2011	BHP Billiton - Bowen Basin Metallurgical Coal Expansions	✓	✓	✓	✓
24/03/2011	BHP Billiton - Expansion of Hunter Valley Energy Coal	✓	✓	✓	✓
24/03/2011	Notification of Initial Interests Lindsay Maxsted	✓	✓	✓	✓
24/03/2011	Final notification of Director’s Interest – A Boeckmann	✓	✓	✓	✓
01/04/2011	Notice of Change of Directors Interest - K Wood	✓	✓	✓	✓
01/04/2011	Notice of Change of Directors Interest - A Vanselow	✓	✓	✓	✓
01/04/2011	Notice of Change of Directors Interest - M Randolph	✓	✓	✓	✓
01/04/2011	Notice of Change of Directors Interest - M Kloppers	✓	✓	✓	✓
01/04/2011	Notice of Change of Directors Interest - A Calderon	✓	✓	✓	✓
01/04/2011	Notice of Change of Directors Interest - A Yeager	✓	✓	✓	✓
01/04/2011	BHP Billiton Plc - Total Voting Rights	✓	✓	✓	✓
08/04/2011	BHP Billiton Limited - Off Market Buy-Back Market Price	✓	✓	✓	✓
11/04/2011	BHP Billiton Limited - Off market Buy-Back Completion	✓	✓	✓	✓
11/04/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
12/04/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
13/04/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
14/04/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
15/04/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
18/04/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
19/04/2011	BHP Billiton Plc- Transaction in Shares	✓	✓	✓	✓
20/04/2011	BHP Billiton Production Report for nine months ended 31 March 2011	✓	✓	✓	✓
20/04/2011	BHP Billiton Exploration & Development Report for Quarter Ended 31 March 2011	✓	✓	✓	✓
20/04/2011	BHP Billiton Plc- Transaction in Shares	✓	✓	✓	✓
21/04/2011	BHP Billiton Plc- Transaction in Shares	✓	✓	✓	✓
26/04/2011	BHP Billiton Plc- Transaction in Shares	✓	✓	✓	✓
27/04/2011	BHP Billiton Plc- Transaction in Shares	✓	✓	✓	✓
28/04/2011	BHP Billiton Plc- Transaction in Shares	✓	✓	✓	✓
29/04/2011	BHP Billiton Approves Samarco Expansion	✓	✓	✓	✓
03/05/2011	BHP Billiton Plc - Total Voting Rights	✓	✓	✓	✓
03/05/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
04/05/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
05/05/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
06/05/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
09/05/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
10/05/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
11/05/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
12/05/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
13/05/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
16/05/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
17/05/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
18/05/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
19/05/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓

Date of publication	Description	LSE	NYSE	JSE	SEC

20/05/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
23/05/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
24/05/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
25/05/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
26/05/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
27/05/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
31/05/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
01/06/2011	BHP Billiton Limited - High Court Decision - HBI	✓	✓	✓	✓
01/06/2011	BHP Billiton Plc - Total Voting Rights	✓	✓	✓	✓
01/06/2011	BHP Billiton Plc- Transaction in Shares	✓	✓	✓	✓
03/06/2011	BHP Billiton Plc- Transaction in Shares	✓	✓	✓	✓
03/06/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
06/06/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
07/06/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
08/06/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
09/06/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
10/06/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
13/06/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
14/06/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
15/06/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
16/06/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
17/06/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
20/06/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
21/06/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
22/06/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
23/06/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
23/06/2011	BHP Billiton - Worsley Efficiency & Growth Project	✓	✓	✓	✓
23/06/2011	BHP Billiton - Further Investment in Jansen Potash Project	✓	✓	✓	✓
24/06/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
27/06/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
28/06/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
29/06/2011	BHP Billiton Plc - Transaction in Shares	✓	✓	✓	✓
30/06/2011	BHP Billiton - Completion of Expanded US$10 Billion Capital Management Program	✓	✓	✓	✓
01/07/2011	BHP Billiton Plc - Total Voting Rights	✓	✓	✓	✓
01/07/2011	Notice of Change of Directors Interest - M Kloppers	✓	✓	✓	✓
15/07/2011	BHP Billiton and Petrohawk announce Merger Agreement	✓	✓	✓	✓
15/07/2011	BHP Billiton and Petrohawk announce Merger Agreement – Presentation (UKLA submission)	✓		✓
15/07/2011	BHP Billiton and Petrohawk announce Merger Agreement - Merger Agreement (UKLA submission)	✓		✓
20/07/2011	BHP Billiton Exploration and Development Report 30 June 2011	✓	✓	✓	✓
20/07/2011	BHP Billiton Production Report for year ended 30 June 2011	✓	✓	✓	✓
21/07/2011	Notice of Dividend and AGM Dates	✓	✓	✓	✓
29/07/2011	BHP Billiton Plc - Total Voting Rights	✓	✓	✓	✓

Date of publication	Description	LSE	NYSE	JSE	SEC

09/08/2011	BHP Billiton to acquire HWE mining subsidiaries	✓	✓	✓	✓
18/08/2011	Expansion of Cerrejon Coal	✓	✓	✓	✓
21/08/2011	Petrohawk tender offer completed	✓	✓	✓	✓
24/08/2011	BHP Billiton Results for year ended 30 June 2011	✓	✓	✓	✓
24/08/2011	BHP Billiton Results Presentation 30 June 2011 (UKLA submission)	✓		✓
30/08/2011	Notice of Change of Interest - Randolph	✓	✓	✓	✓
30/08/2011	Notice of Change of Interest - Wood	✓	✓	✓	✓
30/08/2011	Notice of Change of Interest - Vanselow	✓	✓	✓	✓
30/08/2011	Notice of Change of Interest - Calderon	✓	✓	✓	✓
30/08/2011	Notice of Change of Interest - Mackenzie	✓	✓	✓	✓
30/08/2011	Notice of Change of Interest - Yeager	✓	✓	✓	✓
30/08/2011	Notice of Change of Interest - Kloppers	✓	✓	✓	✓
30/08/2011	Notice of Change of Interest - Maxsted	✓	✓	✓	✓
30/08/2011	Notice of Change of Interest - Murdy	✓	✓	✓	✓
30/08/2011	Notice of Change of Interest - Hewson	✓	✓	✓	✓
31/08/2011	Notice of Change of Interest - J Nasser	✓	✓	✓	✓
31/08/2011	Notice of Change of Interest - K Rumble	✓	✓	✓	✓
07/09/2011	RAC Chairman Succession	✓	✓	✓	✓
12/09/2011	BHP Billiton - Notice of Final Dividend Currency Exchange Rates	✓	✓	✓	✓
12/09/2011	Notice of Change of Interest – K Wood	✓	✓	✓	✓
21/09/2011	BHP Billiton Annual Financial Report - Release Document	✓		✓
21/09/2011	Notice of Interim Dividend Dates	✓	✓	✓	✓
29/09/2011	Notice of Change of Interest - J Nasser	✓	✓	✓	✓
04/10/2011	Notice of Change of Interest - M Kloppers	✓	✓	✓	✓
12/10/2011	Significant Commitment to Olympic Dam Expansion	✓	✓	✓	✓
18/10/2011	BHP Billiton Production Report for the Quarter Ended 30 September 2011	✓	✓	✓	✓
18/10/2011	BHP Billiton Exploration and Development Report for the Quarter Ended 30 September 2011	✓	✓	✓	✓
19/10/2011	BHP Billiton Finance Limited – Annual Report 2011 (UKLA submission)	✓		✓
19/10/2011	BHP Billiton Finance Plc – Annual Report 2011 (UKLA submission)	✓		✓

2.	Documents filed with the Registrar of Companies

The following documents were filed at Companies House on the dates indicated. Copies of these documents may also be obtained by application to Companies House, Crown Way, Maindy, Cardiff CF14 3UZ, via email to enquiries@companies-house.gov.uk, or if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk

Date of publication	Description

22/11/2010	MEM/ARTS	Memorandum of Association and Articles of Association
22/11/2010	RES10	Authorised allotment of shares and debentures
22/11/2010	RES01	Alteration to Memorandum and Articles

Date of publication	Description

22/11/2010	RES13	Re-Elected Director 21/10/2010
22/11/2010	RES11	Disapplication of Pre-Emption Rights
06/12/2010	AA	Annual Group Accounts made up to 30/06/10
25/01/2011	AP01	Director Appointed - Baroness Shriti Vadera
26/01/2011	SH07	22/12/10 Statement of Capital US$ 1112148098.00 22/12/10 Statement of Capital £ 50000
26/01/2011	SH07	21/12/10 Statement of Capital US$ 1112199824.00 21/12/10 Statement of Capital £ 50000
26/01/2011	SH07	17/12/10 Statement of Capital US$ 1112387584.00 17/12/10 Statement of Capital £ 50000
26/01/2011	SH07	16/12/10 Statement of Capital US$ 1112487584.00 16/12/10 Statement of Capital £ 50000
26/01/2011	SH07	15/12/10 Statement of Capital US$ 1112555815.00 15/12/10 Statement of Capital £ 50000
26/01/2011	SH07	14/12/10 Statement of Capital US$ 1112573245.00 14/12/10 Statement of Capital £ 50000
26/01/2011	SH07	13/12/10 Statement of Capital US$ 1112783881.5 13/12/10 Statement of Capital £ 50000
26/01/2011	SH07	09/12/10 Statement of Capital US$ 1112914601.5 09/12/10 Statement of Capital £ 50000
26/01/2011	SH07	06/12/10 Statement of Capital US$ 1112919601.5 06/12/10 Statement of Capital £ 50000
26/01/2011	SH07	03/12/10 Statement of Capital US$ 13157696.22 03/12/10 Statement of Capital £ 50000
26/01/2011	SH07	02/12/10 Statement of Capital US$ 1113580601.5 02/12/10 Statement of Capital £ 50000
26/01/2011	SH07	01/12/10 Statement of Capital US$ 1113755601.5 01/12/10 Statement of Capital £ 50000
26/01/2011	SH07	23/11/10 Statement of Capital US$ 1114865601.5 23/11/10 Statement of Capital £ 50000
26/01/2011	SH07	22/11/10 Statement of Capital US$ 1115073101.5 22/11/10 Statement of Capital £ 50000
26/01/2011	SH07	29/11/10 Statement of Capital US$ 1113975601.5 29/11/10 Statement of Capital £ 50000
26/01/2011	SH07	25/11/10 Statement of Capital US$ 1114278101.5 25/11/10 Statement of Capital £ 50000
26/01/2011	SH07	14/01/11 Statement of Capital US$ 1111313856.00 14/01/11 Statement of Capital £ 50000
26/01/2011	SH07	13/01/11 Statement of Capital US$ 1111388562.00 13/01/11 Statement of Capital £ 50000
26/01/2011	SH07	12/01/11 Statement of Capital US$ 1111502932.5 12/01/11 Statement of Capital £ 50000
26/01/2011	SH07	11/01/11 Statement of Capital US$ 1111671626.5 11/01/11 Statement of Capital £ 50000
26/01/2011	SH07	10/01/11 Statement of Capital US$ 1111885342.5 10/01/11 Statement of Capital £ 50000
26/01/2011	SH07	07/01/11 Statement of Capital US$ 1111942723.5 07/01/11 Statement of Capital £ 50000
02/02/2011	SH07	21/01/11 Statement of Capital US$ 1110358883.00 21/01/11 Statement of Capital £ 50000
02/02/2011	SH07	20/01/11 Statement of Capital US$ 1110633503.5 20/01/11 Statement of Capital £ 50000
02/02/2011	SH07	19/01/11 Statement of Capital US$ 1110769089.5 19/01/11 Statement of Capital £ 50000
02/02/2011	SH07	18/01/11 Statement of Capital US$ 1111054676.00 18/01/11 Statement of Capital £ 50000
02/02/2011	SH07	17/01/11 Statement of Capital US$ 1111250560.00 17/01/11 Statement of Capital £ 50000

Date of publication	Description

16/02/2011	SH07	28/01/11 Statement of Capital US$ 1107815524.5 28/01/11 Statement of Capital £ 50000
16/02/2011	SH07	27/01/11 Statement of Capital US$ 1108225968.00 27/01/11 Statement of Capital £ 50000
16/02/2011	SH07	26/01/11 Statement of Capital US$ 1108472973.00 26/01/11 Statement of Capital £ 50000
16/02/2011	SH07	25/01/11 Statement of Capital US$ 1108738770.00 25/01/11 Statement of Capital £ 50000
16/02/2011	SH07	24/01/11 Statement of Capital US$ 1109076374.5 24/01/11 Statement of Capital £ 50000
09/03/2011	AR01	10/05/10 Annual Return 2010 (replacement)
11/03/2011	SH07	18/02/11 Statement of Capital £ 50000 18/02/11 Statement of Capital US$ 1104607410.5
11/03/2011	SH07	17/02/11 Statement of Capital £ 50000 17/02/11 Statement of Capital US$ 1104856685.00
11/03/2011	SH07	16/02/11 Statement of Capital £ 50000 16/02/11 Statement of Capital US$ 1105097003.5
11/03/2011	SH07	15/02/11 Statement of Capital £ 50000 15/02/11 Statement of Capital US$ 1105255783.5
11/03/2011	SH07	14/02/11 Statement of Capital £ 50000 14/02/11 Statement of Capital US$ 1105709975.5
11/03/2011	SH07	10/02/11 Statement of Capital £ 50000 10/02/11 Statement of Capital US$ 1106285139.00
11/03/2011	SH07	11/02/11 Statement of Capital £ 50000 11/02/11 Statement of Capital US$ 1106030139.00
11/03/2011	SH07	09/02/11 Statement of Capital £ 50000 09/02/11 Statement of Capital US$ 1106466960.00
11/03/2011	SH07	07/02/11 Statement of Capital £ 50000 07/02/11 Statement of Capital US$ 1107076363.5
11/03/2011	SH07	08/02/11 Statement of Capital £ 50000 08/02/11 Statement of Capital US$ 1106796905.5
11/03/2011	SH07	04/02/11 Statement of Capital £ 50000 04/02/11 Statement of Capital US$ 1107268778.00
11/03/2011	SH07	03/02/11 Statement of Capital £ 50000 03/02/11 Statement of Capital US$ 1107509412.00
11/03/2011	SH07	02/02/11 Statement of Capital £ 50000 02/02/11 Statement of Capital US$ 1107815524.5
11/03/2011	SH07	31/01/11 Statement of Capital US$ 1108472973.00 31/01/11 Statement of Capital £ 50000
11/03/2011	SH07	01/02/11 Statement of Capital US$ 1108225968.00 01/02/11 Statement of Capital £ 50000
11/03/2011	SH07	28/01/11 Statement of Capital US$ 1108738770.00 28/01/11 Statement of Capital £ 50000
11/03/2011	SH07	27/01/11 Statement of Capital US$ 1109076374.5 27/01/11 Statement of Capital £ 50000
11/03/2011	SH01	26/01/11 Statement of Capital US$ 1109313216.5 26/01/11 Statement of Capital £ 50000
11/03/2011	SH07	25/01/11 Statement of Capital US$ 1109586864.00 25/01/11 Statement of Capital £ 50000
11/03/2011	SH07	24/01/11 Statement of Capital US$ 1110037981.5 24/01/11 Statement of Capital £ 50000
11/03/2011	SH07	21/01/11 Statement of Capital US$ 1110358883.00 21/01/11 Statement of Capital £ 50000
14/04/2011	TM01	Appointment Terminated – Director, Alan Lee Boeckmann
14/04/2011	SH07	04/03/11 Statement of Capital £ 50000 04/03/11 Statement of Capital US$ 1103139288.00
14/04/2011	SH07	03/03/11 Statement of Capital £ 50000 03/03/11 Statement of Capital US$ 1103649910.5

Date of publication	Description

14/04/2011	SH07	02/03/11 Statement of Capital £ 50000 02/03/11 Statement of Capital US$ 1104207410.5
14/04/2011	SH07	07/03/11 Statement of Capital £ 50000 07/03/11 Statement of Capital US$ 1102711997.00
14/04/2011	SH07	08/03/11 Statement of Capital £ 50000 08/03/11 Statement of Capital US$ 1102591242.5
14/04/2011	SH07	09/03/11 Statement of Capital £ 50000 09/03/11 Statement of Capital US$ 1102469230.00
14/04/2011	SH07	10/03/11 Statement of Capital £ 50000 10/03/11 Statement of Capital US$ 1102121730.00
14/04/2011	SH07	14/03/11 Statement of Capital £ 50000 14/03/11 Statement of Capital US$ 1101151730.00
14/04/2011	SH07	15/03/11 Statement of Capital £ 50000 15/03/11 Statement of Capital US$ 1100260730.00
14/04/2011	SH07	16/03/11 Statement of Capital £ 50000 16/03/11 Statement of Capital US$ 1099642514.5
14/04/2011	SH07	17/03/11 Statement of Capital £ 50000 17/03/11 Statement of Capital US$ 1099135620.5
14/04/2011	SH07	18/03/11 Statement of Capital £ 50000 18/03/11 Statement of Capital US$ 1098335620.5
15/04/2011	AP01	Director Appointed - Lindsay Philip Maxsted
13/05/2011	SH07	21/04/11 Statement of Capital US$ 1092859632.0 21/04/11 Statement of Capital £ 50000
13/05/2011	SH07	20/04/11 Statement of Capital US$ 1093659632.0 20/04/11 Statement of Capital £ 50000
13/05/2011	SH07	19/04/11 Statement of Capital US$ 1094109632.0 19/04/11 Statement of Capital £ 50000
13/05/2011	SH07	18/04/11 Statement of Capital US$ 1094859632.0 18/04/11 Statement of Capital £ 50000
13/05/2011	SH07	15/04/11 Statement of Capital US$ 1095184632.0 15/04/11 Statement of Capital £ 50000
13/05/2011	SH07	14/04/11 Statement of Capital US$ 1095702862.0 14/04/11 Statement of Capital £ 50000
13/05/2011	SH01	23/03/11 Statement of Capital US$ 1096765620.5 23/03/11 Statement of Capital £ 50000
13/05/2011	SH07	22/03/11 Statement of Capital US$ 1096765620.5 22/03/11 Statement of Capital £ 50000
13/05/2011	SH07	21/03/11 Statement of Capital US$ 1097535620.5 21/03/11 Statement of Capital £ 50000
07/06/2011	SH07	28/04/11 Statement of Capital £ 50000 28/04/11 Statement of Capital US$ 1090762330.0
07/06/2011	SH07	27/04/11 Statement of Capital £ 50000 27/04/11 Statement of Capital US$ 1090762330.0
07/06/2011	SH07	26/04/11 Statement of Capital £ 50000 26/04/11 Statement of Capital US$ 1090762330.0
07/06/2011	SH07	06/05/11 Statement of Capital £ 50000 06/05/11 Statement of Capital US$ 1090762330.00
07/06/2011	SH07	05/05/11 Statement of Capital £ 50000 05/05/11 Statement of Capital US$ 1091267377.00
07/06/2011	SH07	04/05/11 Statement of Capital £ 50000 04/05/11 Statement of Capital US$ 1091563980.5
07/06/2011	SH07	03/05/11 Statement of Capital £ 50000 03/05/11 Statement of Capital US$ 1091829649.00
24/06/2011	AA	Interim Accounts to 31/03/11
05/07/2011	AR01	09/05/11 Annual Report 2011
22/07/2011	SH07	20/05/11 Statement of Capital US$ 1084573325.0 20/05/11 Statement of Capital £ 50000
22/07/2011	SH07	19/05/11 Statement of Capital US$ 1085097611.0

Date of publication	Description

19/05/11 Statement of Capital £ 50000
22/07/2011	SH07	18/05/11 Statement of Capital US$ 1085679888.5 18/05/11 Statement of Capital £ 50000
22/07/2011	SH07	17/05/11 Statement of Capital US$ 1086272325.0 17/05/11 Statement of Capital £ 50000
22/07/2011	SH07	13/05/11 Statement of Capital US$ 1087676325.0 13/05/11 Statement of Capital £ 50000
22/07/2011	SH07	12/05/11 Statement of Capital US$ 1088121325.0 12/05/11 Statement of Capital £ 50000
22/07/2011	SH07	11/05/11 Statement of Capital US$ 1088606054.5 11/05/11 Statement of Capital £ 50000
22/07/2011	SH07	10/05/11 Statement of Capital US$ 1089283779.0 10/05/11 Statement of Capital £ 50000
22/07/2011	SH07	09/05/11 Statement of Capital US$ 1090083779.0 09/05/11 Statement of Capital £ 50000
22/07/2011	SH07	16/03/11 Statement of Capital £ 50000 16/03/11 Statement of Capital US$ 1087079825.00
01/08/2011	SH07	03/06/11 Statement of Capital £ 50000 03/06/11 Statement of Capital US$ 1079793866.5
01/08/2011	SH07	02/06/11 Statement of Capital £ 50000 02/06/11 Statement of Capital US$ 1080272985.5
01/08/2011	SH07	31/05/11 Statement of Capital £ 50000 31/05/11 Statement of Capital US$ 1081217782.5
01/08/2011	SH07	27/05/11 Statement of Capital £ 50000 27/05/11 Statement of Capital US$ 1081749575.00
01/08/2011	SH07	26/05/11 Statement of Capital £ 50000 26/05/11 Statement of Capital US$ 1082254575.00
01/08/2011	SH07	25/05/11 Statement of Capital £ 50000 25/05/11 Statement of Capital US$ 1082846608.00
01/08/2011	SH07	24/05/11 Statement of Capital £ 50000 24/05/11 Statement of Capital US$ 1083382439.5
01/08/2011	SH07	23/05/11 Statement of Capital £ 50000 23/05/11 Statement of Capital US$ 1084108439.5
03/08/2011	SH07	04/07/11 Statement of Capital US$ 1068092727.5 04/07/11 Statement of Capital £ 50000
03/08/2011	LATEST SOC	03/08/11 Statement of Capital US$ 1068092727.5, £ 50000
03/08/2011	SH07	01/07/11 Statement of Capital £ 50000 01/07/11 Statement of Capital US$ 1068632727.5
03/08/2011	SH07	30/06/11 Statement of Capital £ 50000 30/06/11 Statement of Capital US$ 1069183596.00
03/08/2011	SH07	29/06/11 Statement of Capital US$ 1069633596.00 29/06/11 Statement of Capital £ 50000
03/08/2011	SH07	28/06/11 Statement of Capital US$ 1070257096.00 28/06/11 Statement of Capital £ 50000
03/08/2011	SH07	27/06/11 Statement of Capital US$ 1070857096.00 27/06/11 Statement of Capital £ 50000
03/08/2011	SH07	24/06/11 Statement of Capital US$ 1071320335.00 24/06/11 Statement of Capital £ 50000
03/08/2011	SH07	23/06/11 Statement of Capital US$ 1071764882.00 23/06/11 Statement of Capital £ 50000
03/08/2011	SH07	22/06/11 Statement of Capital US$ 1072209565.5 22/06/11 Statement of Capital £ 50000
03/08/2011	SH07	21/06/11 Statement of Capital US$ 1073034565.5 21/06/11 Statement of Capital £ 50000
03/08/2011	SH07	20/06/11 Statement of Capital US$ 1073740491.5 20/06/11 Statement of Capital £ 50000
03/08/2011	SH07	17/06/11 Statement of Capital US$ 1074463516.5 17/06/11 Statement of Capital £ 50000

Date of publication	Description

03/08/2011	SH07	16/06/11 Statement of Capital US$ 1074969715.00 16/06/11 Statement of Capital £ 50000
03/08/2011	SH07	15/06/11 Statement of Capital US$ 1075314715.00 15/06/11 Statement of Capital £ 50000
03/08/2011	SH07	14/06/11 Statement of Capital US$ 1075887153.00 14/06/11 Statement of Capital £ 50000
03/08/2011	SH07	13/06/11 Statement of Capital US$ 1076349153.00 13/06/11 Statement of Capital £ 50000
03/08/2011	SH07	10/06/11 Statement of Capital US$ 1077109879.5 10/06/11 Statement of Capital £ 50000
03/08/2011	SH07	09/06/11 Statement of Capital US$ 1077585879.5 09/06/11 Statement of Capital £ 50000
03/08/2011	SH07	08/06/11 Statement of Capital US$ 1077933379.5 08/06/11 Statement of Capital £ 50000
03/08/2011	SH07	07/06/11 Statement of Capital £ 50000 07/06/11 Statement of Capital US$ 1078660879.5
03/08/2011	SH07	06/06/11 Statement of Capital £ 50000 06/06/11 Statement of Capital US$ 1079273866.50

3. Documents filed with the National Storage Mechanism (NSM)

Copies of the following documents were filed with the NSM on the dates indicated. These documents may be viewed at www.hemscott.com/nsm.do

Date of filing	Description

20/10/2010	BHP Billiton Finance Limited - Annual Report 2010
20/10/2010	BHP Billiton Finance Plc - Annual Report 2010
31/12/2010	BHP Billiton Half Year Results Presentation
22/02/2011	BHP Billiton – Chesapeake Fayetteville Acquisition Presentation
07/03/2011	BHP Billiton Limited Off-Market Buy Back Booklet
24/03/2011	BHP Billiton - Iron Ore and Coal Presentation
11/04/2011	BHP Billiton Limited Off-Market Buy Back Completion Notice (3F)
15/07/2011	BHP Billiton and Petrohawk announce Merger Agreement – Presentation
15/07/2011	BHP Billiton and Petrohawk announce Merger Agreement - Merger Agreement
24/08/2011	BHP Billiton Results Presentation 30 June 2011
21/09/2011	2011 Annual Report, Summary Review, Sustainability Report, BHP Billiton Plc Notice of Annual General Meeting and Proxy Forms
21/09/2011	BHP Billiton 20F (US Annual Report)
19/10/2011	BHP Billiton Finance Limited – Annual Report 2011
19/10/2011	BHP Billiton Finance Plc – Annual Report 2011

4. Documents filed at the Securities and Exchange Commission (SEC)

The Company has filed a number of documents with SEC, as listed in 1. In addition, Form 20-F for the year ended 30 June 2011 was filed on with the SEC on 21 September 2011. These documents may be viewed on the SEC’s website at www.sec.gov

Copies of the 2011 Annual Reports, the Annual General Meeting documentation and 2011 Form 20-F can be found on the Company’s website www.bhpbilliton.com

For further information, please contact Elizabeth Hobley, Deputy Company Secretary, at the registered address (set out above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: October 19, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary